CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2017 and 2016
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited – stated in thousands of United States Dollars)

As at	Note	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$267,380	$234,898
Accounts receivable	8	7,663	7,481
Inventories	9	47,753	40,926
Prepaid expenses and other current assets		7,392	6,581
		330,188	$289,886
Non-current assets
Other long-term assets	10	18,843	6,187
Restricted cash		21,112	20,042
Mining interests and plant and equipment	11	1,022,441	976,044
Deferred tax assets		5,986	6,535
		$1,398,570	$1,298,694

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$76,119	$72,076
Convertible debentures	13	46,400	84,961
Finance leases		12,396	12,877
Income taxes payable		11,576	3,747
Deferred premium on flow through shares		1,775	2,943
Provisions		20,899	20,975
		$169,165	$197,579
Non-current liabilities
Share based liabilities	12	1,360	436
Provisions		43,507	40,994
Finance leases		14,614	15,157
Deferred tax liabilities		157,043	138,614
		$385,689	$392,780
Shareholders' equity
Share capital		933,628	900,389
Equity portion of convertible debentures		15,674	15,674
Reserves		6,059	(21,588)
Retained earnings		57,520	11,439
		1,012,881	905,914
		$1,398,570	$1,298,694

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months and six months ended June 30, 2017 and 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016(Restated - Note 2)	2017	2016(Restated - Note 2)
Revenue		$189,894	$91,689	$358,422	$171,615
Production costs	5	(72,926)	(48,174)	(153,535)	(90,889)
Royalty expense		(5,409)	(3,671)	(10,076)	(6,825)
Depletion and depreciation		(35,889)	(11,592)	(71,348)	(22,299)
Earnings from mine operations		75,670	28,252	123,463	51,602
Expenses
General and administrative	6	(6,281)	(4,992)	(12,224)	(8,080)
Exploration and evaluation		(11,578)	(3,204)	(20,879)	(5,083)
Care and maintenance		(4,105)	-	(9,180)	(20)
Earnings from operations		53,706	20,056	81,180	38,419
Other income (loss), net		1,069	(340)	1,298	(1,643)
Finance items
Finance income	7	621	193	1,193	344
Finance costs	7	(3,102)	(2,893)	(6,401)	(5,604)
Net earnings before taxes		52,294	17,016	77,270	31,516
Current income tax expense		(12,776)	(390)	(18,421)	(1,284)
Deferred tax expense		(4,966)	(5,984)	(11,145)	(10,474)
Net earnings		$34,552	$10,642	$47,704	$19,758
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Unrealized loss on available for sale investments, net of tax		(349)	196	(344)	256
Exchange differences on translation of foreign operations		16,372	(1,227)	48,959	24,289
Comprehensive income		$50,575	$9,611	$96,319	$44,303

Basic earnings per share	14(b(iii))	$0.17	$0.09	$0.23	$0.18
Diluted earnings per share	14(b(iii))	$0.16	$0.09	$0.23	$0.18
Weighted average number of common shares outstanding (in 000's)
Basic	14(b(iii))	209,313	115,572	206,918	110,481
Diluted	14(b(iii))	210,709	116,998	208,366	111,838

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three months and six months ended June 30, 2017 and 2016
(unaudited - stated in thousands of United States Dollars)

			Three months ended June 30,		Six months ended June 30,
	Note		2017	2016(Restated - Note 2)	2017	2016(Restated - Note 2)
Operating activities
Net earnings			$34,552	$10,642	$47,704	$19,758
Depletion and depreciation			35,889	11,592	71,348	22,299
Share based payment expense	14(b(ii))		1,134	754	2,535	1,003
Other (income) loss, net			(1,069)	340	(1,298)	1,643
Finance items, net			2,481	2,700	5,208	5,260
Income tax expense			17,742	6,374	29,566	11,758
Income taxes paid			(10,544)	(48)	(10,592)	(109)
Reclamation expenditures			(1,121)	-	(3,156)	-
Change in non-cash working capital	15		(8,037)	7,913	(1,683)	10,483
Net cash provided by operating activities			71,027	40,267	139,632	72,095
Investing activities
Additions to mining interests			(21,584)	(14,557)	(45,024)	(26,734)
Additions to property, plant and equipment			(4,686)	(1,763)	(12,686)	(2,935)
Investments in public and private entities			(12,573)	-	(12,573)	-
Proceeds on disposition of equipment			912	-	1,259	-
Cash and cash equivalents received on business combinations			-	-	-	7,481
Transfer from restricted cash, net			-	-	-	(132)
Net cash used in investing activities			(37,931)	(16,320)	(69,024)	(22,320)
Financing activities
Net proceeds from exercise of stock options			6,836	2,286	11,860	5,380
Interest received (paid), net			(2,587)	(3,682)	(2,390)	(3,940)
Payment of finance lease obligations			(1,817)	(1,581)	(5,588)	(3,052)
Buy back of shares	14(a)	(a)	(8,206)	-	(8,206)	-
Redemption / Buy back of convertible debentures	13		(43,779)	-	(43,779)	(376)
Net cash used in financing activities			(49,553)	(2,977)	(48,103)	(1,988)
Impact of foreign exchange on cash balances			4,122	(502)	9,977	5,588
Change in cash and cash equivalents during the period			(12,335)	20,468	32,482	53,375
Cash and cash equivalents, beginning of period			279,715	100,625	234,898	67,718
Cash and cash equivalents, end of period			$267,380	$121,093	$267,380	$121,093

Supplementary cash flow information – Note 15

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited – stated in thousands of United States Dollars, except share information)

		Share Capital			Reserves				Shareholders'
									Equity
								(Accumulated
				Equity portion			Investment	Deficit)/
				of convertible	Share based	Foreign currency	revaluation	Retained
	Note	Shares (000s )	Amount	debentures	payments	translation reserve	reserve	earnings
							$-
Balance at December 31, 2015		170,433	$288,556	$15,674	$25,215	($72,912)		($30,668)	$225,865
Acquisition of St Andrew Goldfields	4(b)	70,249	112,706	-	2,069	-	-	-	114,775
Exercise of share options, including transfer from reserves		1,766	6,724	-	(1,344)	-	-	-	5,380
Share based payments expense	14(b(ii))	-	-	-	394	-	-	-	394
Foreign currency translation		-	-	-	-	24,289	-	-	24,289
Other comprehensive income		-	-	-	-	-	256	-	256
Net earnings		-	-	-	-	-	-	19,758	19,758
Balance at June 30, 2016		242,448	$407,986	$15,674	$26,335	($48,623)	$256	($10,910)	$390,718
Flow through share issuance, net of issue costs		2,205	9,405	-	-	-	-	-	9,405
Exercise of share options, including transfer from reserves		2,724	1,416	-	(1,177)	-	-	-	239
Share based payments expense	14(b(ii))	-	-	-	925	-	-	-	925
Acquisition of Newmarket Gold, net of share issue costs of $162	4(a)	178,492	477,878	-	24,062	-	-	-	501,940
Consolidation of shares	4(a)	(223,581)	-	-	-	-	-	-	-
Flow through share issuance, net of issue costs		692	3,389	-	-	-	-	-	3,389
Exercise of share options and other equity based instruments, including transfer from reserves of $148		53	315	-	(148)	-	-	-	167
Foreign currency translation		-	-	-	-	(23,302)	-	-	(23,302)
Other comprehensive income		-	-	-	-	-	84	-	84
Net earnings		-	-	-	-	-	-	22,349	22,349
Balance at December 31, 2016		203,033	$900,389	$15,674	$49,997	($71,925)	$340	$11,439	$905,914
Exercise of share options, preferred share units, and warrants including transfer from reserves		6,182	34,204	-	(22,344)	-	-	-	11,860
Share issuance	14(a)	1,500	10,686	-	-	-	-	-	10,686
Share based payments expense	14(b(ii))	-	-	-	1,376	-	-	-	1,376
Foreign currency translation		-	-	-	-	48,959	-	-	48,959
Divdends declared	14(a)	-	-	-	-	-	-	(1,623)	(1,623)
Other comprehensive income		-	-	-	-	-	(344)	-	(344)
Net earnings		-	-	-	-	-	-	47,704	47,704
		210,715	945,279	15,674	29,029	(22,966)	(4)	57,520	1,024,532
Treasury shares	14(a)	(1,312)	(11,651)	-	-	-	-	-	(11,651)
Balance at June 30, 2017		209,403	$933,628	$15,674	$29,029	($22,966)	($4)	$57,520	$1,012,881

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

1.	DESCRIPTION OF BUSINES AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada (KL.TO). The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the OTCQX Market. The Company’s head office, principal address and record office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake”), at the time a publicly listed company which owned and operated two mining complexes in Kirkland Lake, Ontario as well as several exploration properties in the province of Ontario, completed a Plan of Arrangement (the “Arrangement” – note 4a) with Newmarket Gold Inc. (“Newmarket”), a publicly listed company which owned and operated several mines as well as various exploration properties in Australia. Under the Plan of Arrangement, all existing Old Kirkland Lake common shares were exchanged into Newmarket common shares at a ratio of 1:2.1053. Old Kirkland Lake became a wholly-owned subsidiary of Newmarket, which was then renamed “Kirkland Lake Gold Ltd.” At the same time, the Company completed a consolidation of the combined common shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share.

The November 30, 2016 Arrangement with Newmarket is considered a business combination under IFRS with Old Kirkland Lake being the acquirer for accounting purposes (note 4(a)). As such the comparative information in these financial statements is the Old Kirkland Lake comparative information, with the results of operations of Newmarket consolidated from November 30, 2016 (the “Acquisition Date”).

On January 26, 2016, Old Kirkland Lake acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (” St Andrew”). St Andrew was a Canadian based gold mining and exploration company with an extensive land package in the Timmins mining district in Ontario and operated the Holt, Holloway and Taylor mines, together referred to as the Holt Complex.

2.	BASIS OF PREPARATION

Statement of Compliance

The condensed consolidated interim financial statements (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2016, except as noted below under changes in accounting policies. These Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the 2016 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Board of Directors of the Company on August 1, 2017.

These Interim Financial Statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2016 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Change in Reporting Currency

As at December 31, 2016, the Company retrospectively changed its reporting currency from Canadian dollars (“CAD”) to United States dollars (“USD”) with effect from the year ended December 31, 2016 as disclosed in note 2 of the annual consolidated financial statements.

The comparative information for the three and six months ended June 30, 2016 in the Interim Financial Statements have been restated from the amounts presented in the prior year to reflect the change in reporting currency.

The functional currencies of the Company’s various subsidiaries remain unchanged from the consolidated financial statements as at and for the year ended December 31, 2016.

3.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 7, Statement of Cash Flows

The IASB issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The amendments to the standards will be reflected in the annual financial statements as at and for the year ended December 31, 2016.

IAS 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard did not have any impact on the Company’s Interim Financial Statements.

Accounting Standards Issued But Not Yet Adopted

IFRS 9, Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expect to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

4.	BUSINESS COMBINATIONS

a)	Acquisition of Newmarket Gold Inc.

The acquisition of Newmarket was completed on November 30, 2016 (the “closing date”). On closing of the Arrangement, the Company had 202,289,193 post-consolidation common shares issued and outstanding with approximately 58% of the common shares being held by former shareholders of Old Kirkland Lake and approximately 42% by former shareholders of Newmarket. In addition, the Company assumed all outstanding stock options, performance share units and phantom share units of Newmarket.

The Company has determined that the acquisition of Newmarket was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for it in accordance with this standard using the acquisition method with Old Kirkland Lake as the acquirer. Although the previous Newmarket legal entity remains the top public entity in the corporate structure, Old Kirkland Lake was determined to be the acquirer, through completion of a reverse acquisition, as its shareholders retain majority control post-Arrangement, the composition of the Board reflects a majority of pre-Arrangement Old Kirkland Lake Board members, and Old Kirkland Lake has retained key management functions of the combined business. The acquisition of Newmarket expands and diversifies the Company’s production profile through the addition of producing mines in Australia. The Company incurred transaction costs of $15,862 ($Nil and $397, respectively in the three and six months ended June 30, 2017, and $15,465 in the year ended December 31, 2016) related to the Arrangement. Transaction costs are expensed in accordance with IFRS 3, Business Combinations. The Company also incurred $162 of share issue costs which were netted against share capital.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

In the accounting for the reverse acquisition, the consideration is determined by reference to the fair value of the number of shares the legal subsidiary, being Old Kirkland Lake, would have issued to the legal parent entity, being the Company, to obtain the same ownership interest in the combined entity. As a result, the consideration is measured at the value of 84,784,000 shares on a post-consolidation basis that would have been issued by Old Kirkland Lake.

The following table summarizes the fair value of the consideration paid and the preliminary estimates of the fair values of identified assets acquired and liabilities assumed from Newmarket. Final valuations of assets and liabilities are not yet complete due to the finalization of tax implications associated with the valuations. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired and deferred taxes within 12 months of the acquisition date, which could result in differences from the preliminary values presented in these Interim Financial Statements.

Purchase Price
Common shares issued	$478,040
Options and performance share units assumed	24,062
$502,102

Net Assets Acquired
Assets
Cash and cash equivalents	$68,286
Current assets, excluding cash and cash equivalents	41,542
Mining interests and plant and equipment	549,575
Restricted cash	19,369
Available for sale investments	5,425

Liabilities
Accounts payable and accrued liabilities	$29,379
Environmental rehabilitation and other provisions	42,560
Finance lease obligations	5,074
Deferred income tax liabilities	105,082
$502,102

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

b)	Acquisition of St. Andrew Goldfields

On January 26, 2016, Old Kirkland Lake completed the acquisition of St Andrew, a previously listed TSX company, and acquired all of the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement (the “Acquisition”).

The acquisition of St Andrew was accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations with Old Kirkland Lake as the acquirer. The Company incurred a total of $2,281 of transaction costs related to the acquisition ($23 and $1,534, respectively in the three and six months ended June 30, 2016). The Interim Financial Statements includes the results of St Andrew from January 26, 2016, the date of acquisition. The business acquisition accounting was finalized during the three months ended December 31, 2016 as disclosed in Note 6(b) of the annual consolidated financial statements.

5.	PRODUCTION COSTS

Production costs for the three and six months ended June 30, 2017 and 2016 include the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Operating costs	$72,872	$48,127	$153,238	$90,792
Share based payment expense note 14(b(ii))	54	47	297	97
Production costs	$72,926	$48,174	$153,535	$90,889

6.	GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three and six months ended June 30, 2017 and 2016 include the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
General and administrative costs	$4,123	$3,113	$8,511	$4,490
Severance payments	1,078	1,149	1,078	1,150
Transaction costs	-	23	397	1,534
Share based payment expense note 14(b(ii))	1,080	707	2,238	906
General and Administrative	$6,281	$4,992	$12,224	$8,080

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

7.	FINANCE ITEMS

Finance income and expense for the three and six months ended June 30, 2017 and 2016 includes the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Interest income on bank deposits	$621	$193	$1,193	$344
Finance income	$621	$193	$1,193	$344
Convertible debentures - interest expense and unwinding of discount	$2,625	$2,593	$5,274	$5,068
Interest on finance leases and other loans	184	155	525	272
Finance fees and bank charges	28	57	60	113
Unwinding of discount on rehabilitation provision	265	88	542	151
Finance expense	$3,102	$2,893	$6,401	$5,604

8.	ACCOUNTS RECEIVABLE

As at	June 30, 2017	December 31, 2016
Trade receivables	$2,720	$874
Sales tax and other statutory receivables	3,768	5,765
Other receivables	1,175	842
	$7,663	$7,481

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at June 30, 2017 are past due.

Trade receivables represent value of gold doré sold as at period end for which the funds are not yet received. Gold sales are generally settled within 1-2 weeks after delivery to the refinery, and as such there are no doubtful accounts. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

9.	INVENTORIES

As at	June 30, 2017	December 31, 2016
Gold doré	$420	$1,265
Gold in circuit	18,962	16,010
Ore stockpiles	9,313	5,581
Supplies and consumables	19,058	18,070
	$47,753	$40,926

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense in the three and six months ended June 30, 2017, respectively, is $72,872 and $153,238 (three and six months ended June 30, 2016 - $48,127 and $90,792, respectively) (note 5). There were no write downs or reversals of write downs of inventory to net realizable value during the three and six months ended June 30, 2017 and 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Metal inventory at June 30, 2017 and December 31, 2016 includes, respectively, a $Nil and $2,630 acquisition date fair value adjustment for the acquired Newmarket metal inventory (note 4(a)); the fair value adjustment of $2,630 at December 31, 2016 has been recognized as an expense during the three months ended March 31, 2017 as the inventory was sold.

10.	OTHER LONG TERM ASSETS

As at	June 30, 2017	December 31, 2016
Available for sale investments	$17,805	$5,885
Warrant investment	765	-
Other	273	302
	$18,843	$6,187

Available for sale investments movements during the six months ended June 30, 2017 and year ended December 2016 are as follows:

	Six months ended June 30, 2017	Year ended December 31, 2016
Balance at begining of year	$5,885	$-
Acquisition of investments	11,983	-
Unrealized (losses) gains	(278)	340
Foreign currency translation	215	(34)
Acquired as part of Newmarket acquisition note 4(a)	-	5,425
Acquired as part of St Andrew acquisition note 4(b)	-	154
Available for sale investments, end of period	$17,805	$5,885

On April 21, 2017, the Company acquired 10,357,143 units of Metanor Resources Inc. (“Metanor”), a Company listed on the Toronto Venture Exchange, at a price of C$0.70 per unit through a private placement offering. Each unit consists of one common share and one half common share purchase warrant. Each full warrant entitles the Company to acquire one common share of Metanor at a price of C$0.90 until April 21, 2019.

The acquired Metanor common shares are recorded as an available for sale investment, as the Company does not have significant influence over Metanor. At date of acquisition and as at June 30, 2017, the Company beneficially owns 12.7% of issued and outstanding common shares of Metanor excluding the impact of the common share purchase warrants.

The purchase price of $5,585 (C$7,250) was allocated between the available for sale investment at $4,802 (C$6,483) and warrant investment at $591 (C$767), based on the relative fair value at April 21, 2017. The available for sale investment is marked to market at each period end with the change in the value of the investment recorded in other comprehensive income (loss); the Company recorded an unrealized gain of $2,033 for the three and six months ended June 30, 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

The warrant investments are valued at each period end with the change in value recorded in the profit and loss; the Company recorded in other income (loss) an unrealized gain of $168 for the three and six months ended June 30, 2017. The warrants were valued using a Black-Scholes option pricing model.

On June 30, 2017, the Company purchased 17,857,000 common shares of Bonterra Resources Inc. (“Bonterra”) at a price of C$0.50 per share for an aggregate purchase price of C$8,928. The Bonterra acquired shares are recorded as an available for sale investment. The Company owns 9% of the total number of shares outstanding. The acquired shares were valued at the purchase price at the date of acquisition at $6,878 (C$8,928).

As at June 30, 2017, the Company owned 4,698,219 shares of JDS Silver Holdings Inc., (“JDS Silver”), a private company (or a 6% interest) and classified the investment as available for sale. The investment in JDS Silver was valued at $4,199 (C$5,639) at December 31, 2016 and March 31, 2017, or C$1.20 per share. On June 13, 2017, the Company signed a subscription agreement whereby the Company agreed to participate in a private placement of JDS Silver by purchasing an additional 1,804,489 shares for C$1,083 (C$0.60 per share). The transaction closed on July 20, 2017 and the funds for the purchase of $843 (C$1,083) are held in escrow at June 30, 2017. Subsequent to the private placement, the Company owns 6,502,708 shares of JDS Silver (5% interest). During the three months ended June 30, the carrying amount of the investment was written down to reflect the valuation of the private placement resulting in a write-down of $2,171 which is recorded in other comprehensive income.

11.	MINING INTERESTS AND PLANT AND EQUIPMENT

		Non	Total Mining	Plant and
	Depletable	depletable	Interest	equipment	Total
Cost
At January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	44,839	185	45,024	17,675	62,699
Construction in progress, net of transfers to plant and equipment	-	-	-	268	268
Fair value of shares issued under Impact
Benefit Agreement	10,686	-	10,686	-	10,686
Change in environmental closure assets (estimate and discount rate)	1,891	31	1,922	-	1,922
Disposals	-	-	-	(3,954)	(3,954)
Foreign currency translation	35,327	7,474	42,801	13,596	56,397
Cost at June 30, 2017	$785,173	$143,524	$928,697	$326,510	$1,255,207
Accumulated depreciation and depletion
At January 1, 2017	$95,410	$-	$95,410	$55,735	$151,145
Depreciation	-	-	-	21,637	21,637
Depletion	55,853	-	55,853	-	55,853
Disposals	-	-	-	(2,881)	(2,881)
Foreign currency translation	4,624	-	4,624	2,388	7,012
Accumulated depreciation and depletion at June 30, 2017	$155,887	$-	$155,887	$76,879	$232,766
Carrying value at June 30, 2017	$629,286	$143,524	$772,810	$249,631	$1,022,441

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

			Total Mining	Plant and
Year ended December 31, 2016	Depletable	Non depletable	Interest	equipment	Total
Cost
At January 1, 2016	$198,162	$41,530	$239,692	$121,325	$361,017
Additions, including transfer from construction in progress	58,007	216	58,223	27,587	85,810
Construction in progress, net of transfers to plant and equipment	-	-	-	3,748	3,748
Buyback of royalty	30,669	-	30,669	-	30,669
Acquisition of St Andrew Goldfields note 4(b)	44,007	-	44,007	50,245	94,252
Acquisition of Newmarket Gold note 4(a)	352,359	95,076	447,435	102,140	549,575
Change in environmental closure assets (estimate and discount rate)	10,366	44	10,410	-	10,410
Disposals	(130)	-	(130)	(9,523)	(9,653)
Foreign currency translation	(1,010)	(1,032)	(2,042)	3,403	1,361
Cost at December 31, 2016	$692,430	$135,834	$828,264	$298,925	$1,127,189
Accumulated depreciation and depletion At January 1, 2016	$58,054	$-	$58,054	$41,866	$99,920
Depreciation	-	-	-	20,287	20,287
Depletion	36,079	-	36,079	-	36,079
Disposals	(130)	-	(130)	(7,597)	(7,727)
Foreign currency translation	1,406	-	1,406	1,179	2,585
Accumulated depreciation and depletion at December 31, 2016	$95,410	$-	$95,410	$55,735	$151,145
Carrying value at December 31, 2016	$597,020	$135,834	$732,854	$243,190	$976,044

On March 1, 2017, the Company entered into an Impact and Benefits Agreement with two First Nations organizations (the “IBA”). Pursuant to the terms of the IBA, as part of the financial considerations to be paid to the First Nations organizations, the Company issued an aggregate 1,500,000 common shares of the Company on May 12, 2017, which were split equally among each group. The fair value of the shares was recorded to Mineral Properties and will be amortized over the respective life of mines from each of the Canadian sites.

Plant and Equipment

Plant and equipment at June 30, 2017 includes $3,081 of construction in progress (December 31, 2016 - $3,748). Plant and equipment also includes costs of $52,483 (December 31, 2016 - $47,635) and accumulated depreciation of $13,148 (December 31, 2016 - $10,682) related to capital equipment and vehicles under finance leases.

During the three and six months ended June 30, 2017, the Company disposed of certain equipment for cash proceeds of $912 and $1,259, respectively, and recognized a gain of $593 and a gain of $186, respectively (three and six months ended June 30, 2016 – loss of $nil and $48, respectively).

12.	SHARE BASED LIABILITIES

Share based liabilities include the fair value of cash settled share based compensation instruments (deferred share units (“DSUs”) and phantom units).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Changes in the number of DSUs and phantom units outstanding during the six months ended June 30, 2017 and year ended December 31, 2016 are as follows:

	Six months ended June 30, 2017		Year ended December 31, 2016
	DSUs	Phantom share units	DSUs	Phantom share units
Opening balance	40,356	185,037	-	-
Granted	103,600	-	70,623	-
Redeemed	(12,950)	(40,746)	(30,267)	(40,831)
Cancelled	-	-	-	(35,625)
Assumed with the Newmarket transaction	-	-	-	261,493
Balance at period end	131,006	144,291	40,356	185,037

Changes on the share based liabilities during the six months ended June 30, 2017 and year ended December 31, 2016 are as follows:

	Six months ended June 30, 2017	Year ended December 31, 2016
Opening share based liabilities	$436	$-
Share based payment expense	1,159	392
Redeemed DSUs and phantom units (cash payments)	(287)	(309)
Assumed with the Newmarket transaction	-	381
Foreign currency translation	52	(28)
Share based liabilities, end of period	$1,360	$436

13.	CONVERTIBLE DEBENTURES

	Six months ended June 30, 2017	Year ended December 31, 2016
Carrying amount, beginning of period	$84,961	$78,807
Repurchase of convertible debentures	(43,779)	(466)
Unwinding of discount	2,276	4,189
Foreign currency translation	2,942	2,431
Carrying amount, end of period	$46,400	$84,961

On June 30, 2017, the Company redeemed all debentures outstanding under the July 19, 2012 convertible debenture issuance for C$58,542 (including C$1,705 of interest accrued at maturity date of June 30, 2017). The debentures redeemed represented the outstanding debentures of a C$57,500 private placement of convertible unsecured subordinated debentures (“6% debentures”) completed on July 19, 2012. The debentures bore interest at 6% per annum, payable semi-annually. During the six months ended June 30, 2017, C$1,705 of interest was paid (six months ended June 30, 2016 – C$1,707).

On November 7, 2012, the Company completed a C$69,000 private placement of convertible unsecured subordinated debentures (“7.5% debentures”) for net proceeds of C$65,800. The debentures bear interest at 7.5% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by delivering sufficient common shares to satisfy the interest obligation. The debentures are convertible, at the option of the holders, into 5,036,496 common shares (C$13.70 per share) until the earlier of the last business day immediately preceding their maturity on December 31, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures from December 31, 2015 until their maturity on December 31, 2017, subject to certain conditions, by providing 30 to 60 days’ notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company. During the three and six months ended June 30, 2017 and 2016, interest of C$2,327 was paid on the 7.5% debentures.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

On April 3, 2015, the Company launched a Normal Course Issuer Bid ("NCIB") on the TSX to purchase up to $5,750 6% convertible unsecured subordinate debentures, and up to $6,900 7.5% convertible unsecured subordinate debentures. Purchases of the 6% Debentures and 7.5% Debentures pursuant to the NCIB were made through the facilities of the TSX during the period from April 3, 2015 to April 2, 2016. The Company paid the market price at the time of acquisition for any securities purchased through the facilities of the TSX. All securities purchased by the Company under the NCIB were cancelled. As at June 30, 2017, the Company repurchased a total of C$Nil under the NCIB (C$487 for the six months ended June 30, 2016).

As at June 30, 2017, the principal outstanding under the debentures is C$62,048 (December 31, 2016 - C$89,235). The fair value of the debentures as at June 30, 2017 was C$63,320 (December 31, 2016 - C$122,761), which is determined by the market price of the debentures at each period end.

14.	SHAREHOLDERS’ EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at June 30, 2017, the Company had 209,403,723 common shares outstanding (December 31, 2016 – 203,031,934).

In 2016, the Company raised gross proceeds of $16,740 (C$22,000) by issuing flow through common shares under two private placements (691,700 flow through common shares at a price of C$10.12 per common share issued in June 2016 and 1,047,340 flow through common shares at a price of C$14.32 per common share issued in December 2016). The net proceeds of $16,679 (C$21,885) were recorded as share capital of $12,794 (C$16,748) and deferred premium liability of $3,885 (C$5,137); the deferred premium is being recognized as other income as the Company incurs Canadian exploration eligible flow through expenditures (“CEE”).

As at June 30, 2017 C$14,868 of CEE was spent in relation to the financings (C$6,484 to December 31, 2016). The Company has until December 31, 2017 to spend the remaining C$7,130 on CEE.

On May 12, 2017, the Company issued 1,500,000 common shares to two First Nation bands as part of an IBA agreement (note 11).

On May 15, 2017, the TSX approved the Company’s NCIB to purchase up to 15,186,571 common shares of the Company, representing 10% of the issued and outstanding common shares in the public float as of May 11, 2017. Repurchases of common shares pursuant to the NCIB are permitted from May 17, 2017 to May 16, 2018, or such earlier time as the NCIB is completed or terminated by the Company. As at June 30, 2017, the Company had purchased 1,311,700 shares for cancellation under the NCIB, for $11,651 (C$15.402) . Prior to June 30, 2017, $8,206 (C$10,929) was paid with the remaining amount of $3,445 (C$4,473) recorded in accounts payable. The payable was paid subsequent to June 30, 2017. The common shares repurchased were legally cancelled as of July 14, 2017 and are recorded as treasury shares in the share capital as at June 30, 2017.

On March 29, 2017, the Company announced that the Board of Directors has approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per common share. The inaugural dividend was declared to shareholders of record on June 30, 2017 and paid on July 14, 2017. The Company accrued $1,623 (C$2,107) at June 30, 2017 related to the declared dividend with the corresponding reduction in retained earnings.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

(b)	RESERVES

(i)	Share based compensation plans

The Company has the following outstanding equity based awards:

Share options

Movements in share options during the six months ended June 30, 2017 and 2016 were as follows:

	Six months ended
	June 30, 2017		June 30, 2016
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	7,514,307	$4.60	3,920,800	$5.86
Granted	-	-	30,000	5.31
Assumed on St Andrew acquisition	-	-	1,566,876	6.86
Exercised	(4,595,901)	3.49	(1,765,642)	3.55
Expired	(235,269)	17.82	(36,250)	13.33
Forfeited	(40,001)	4.75	(7,000)	6.83
Options outstanding, end of period	2,643,136	$5.36	3,708,784	$6.88
Options exerciseable, end of period	2,407,910	$6.13	2,514,754	$6.95

The weighted average share price at the date of exercise for stock options exercised during the three and six months ended June 30, 2017 was C$10.13 and C$10.03, respectively (three and six months ended June 30, 2016 - C$10.88 and C$9.47, respectively).

The fair value of share options granted is estimated at the time of grant using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company and the mining industry.

There were no options granted during the three and six months ended June 30, 2017. The fair value of options granted in the six months ended June 30, 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Six months ended June 30,	2016
Weighted average exercise price per share	C$5.31
Risk-free interest rate	0.45%
Expected volatility	67%
Expected life	3.91 years
Expected dividend yield	0%
Expected forfeiture rate	5.45%
Weighted average per share grant date fair value	C$2.43

Share Options Exercised

The following table outlines share options exercised during the six months ended June 30, 2017 and 2016:

	Number of options		Weighted average closing share
Grant price	exercised	Exercise dates	price at exercise date (C$)
$1.11 - $2.50	207,160	February 6, 2017 - April 21, 2017	$10.26
$2.51 - $4.00	3,606,735	January 12, 2017 - June 30, 2017	$10.05
$4.01 - $5.00	531,500	February 28, 2017 - June 30, 2017	$9.71
$5.01 - $6.00	151,140	January 26, 2017 - June 12, 2017	$9.99
$6.01 - $7.81	99,366	February 3, 2017 - June 14, 2017	$10.37
	4,595,901		$10.03

	Number of options		Weighted average closing share
Grant price	exercised	Exercise dates	price at exercise date (C$)
$2.86 - $4.00	1,381,156	March 1, 2016 - June 27, 2016	$7.03
$4.01 - $5.00	168,842	March 16, 2016 - June 13, 2016	$8.16
$5.01 - $6.83	215,644	March 11, 2016 - June 21, 2016	$7.31
	1,765,642		$7.16

Other equity based instruments

Pursuant to the terms of the Company’s incentive plan, the Company may grant restricted shares or restricted share units (“RSUs”) as well as performance share units (“PSUs”) to eligible participants. The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date.

Movements in the number of the other equity based instruments for the six months ended June 30, 2017 and June 30, 2016 are as follows:

	Six months ended June 30, 2017		Six months ended June 30, 2016
	PSUs	RSUs	PSUs	RSUs
Balance at beginning of period	1,707,571	108,589	-	-
Granted	309,637	326,694	70,623	20,000
Cancelled	(52,204)	(57,204)	-	-
Redeemed	(1,590,211)	(4,979)	(10,089)	-
Balance end of period	374,793	373,100	60,534	20,000

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

(ii)	Share based payment expense

The cost of share based payments allocated to production costs for the three and six months ended June 30, 2017 is $54 and $297 (three and six months ended June 30, 2016 - $47 and $97, respectively. Share based compensation granted to employees involved in the commercial operations at the mines and mills is classified as production costs. The cost added to general and administrative costs is $1,080 and $2,238 for the respective three and six months ended June 30, 2017 (three and six months ended June 30, 2016 - $707 and $906, respectively). Share based compensation granted to directors and corporate employees are classified as general and administrative cost.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
RSU and PSU share based payment expense	$729	$10	$1,243	$10
RSU and PSU cash payments	15	-	65	-
Stock options share based payment expense	35	135	68	384
Equity based instruments share based payment expense	$779	$145	$1,376	$394
Cash settled instruments share based payment expense note 12	355	609	1,159	609
Total share based payment expense	$1,134	$754	$2,535	$1,003

(iii)	Basic and diluted income per share

Basic and diluted income per share for the three and six months ended June 30, 2017 and 2016 is calculated as shown in the table below. The diluted income per share for the three and six months ended June 30, 2017 and 2016 includes the impact of dilutive outstanding options, performance share units and restricted share units; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net earnings	$34,552	$10,642	$47,704	$19,758
Weighted average basic number of common shares outstanding (in '000s)	209,313	115,572	206,918	110,481
Basic earnings per share	$0.17	$0.09	$0.23	$0.18
Weighted average diluted number of common shares outstanding (in '000s)	210,709	116,998	208,366	111,838
Diluted earnings per share	$0.16	$0.09	$0.23	$0.18

Weighted average diluted number of common shares for three and six months ended June 30, 2017 and 2016 is calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Weighted average basic number of common shares outstanding (in '000s)	209,313	115,572	206,918	110,481
In the money shares - share options (in '000s)	1,194	1,426	1,236	1,357
In the money shares - RSUs and PSUs (in '000s)	202	-	212	-
Weighted average diluted number of common shares outstanding	210,709	116,998	208,366	111,838

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

As at June 30, 2017, the Company’s cash and cash equivalents balance of $267,380 (December 31, 2016 – $234,898) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Change in non-cash working capital
Decrease (increase) in accounts receivable	($2,278)	$5,818	$132	(848)
Decrease (increase) in inventories	(6,047)	3,217	1,438	(5,470)
Decrease (increase) in prepaid expenses	(2,218)	(2,498)	(456)	(2,499)
Increase (decrease) in accounts payable and accrued liabilities	2,506	1,376	(2,797)	19,300
	($8,037)	$7,913	($1,683)	$10,483
Investing and Financing non-cash transactions
Property, plant and equipment acquired financed through finance leases	$3,695	$3,384	$5,257	$4,659

16.	OPERATING SEGMENTS

As a result of the acquisitions of Newmarket and St Andrew, the Company now operates multiple gold mines in Canada and Australia, including the Macassa Mine and Holt Complex in Northern Ontario, Canada, and the Fosterville, Cosmo and Stawell gold mines in Australia. The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment.

The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Three months ended June 30, 2017
			Total				Total
			Canadian		Northern		Australian
	Macassa Mine	Holt Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$58,359	$32,655	$91,014	$87,394	$11,486	$-	$98,880	$-	$189,894
Production costs	(23,815)	(18,116)	(41,931)	(15,284)	(15,711)	-	(30,995)	-	(72,926)
Royalty expense	(1,531)	(2,159)	(3,690)	(1,719)	-	-	(1,719)	-	(5,409)
Depletion and depreciation	(8,407)	(4,384)	(12,791)	(21,288)	(1,808)	-	(23,096)	(2)	(35,889)
Earnings (loss) from mine operations	24,606	7,996	32,602	49,103	(6,033)	-	43,070	(2)	75,670
Expenses
General and administrative	-	-	-	-	-	-	-	(6,281)	(6,281)
Exploration and evaluation	(2,807)	(2,774)	(5,581)	(4,298)	(1,028)	(671)	(5,997)	-	(11,578)
Care and maintenance	-	(152)	(152)	-	(355)	(3,598)	(3,953)		(4,105)
Earnings (loss) from operations	21,799	5,070	26,869	44,805	(7,416)	(4,269)	33,120	(6,283)	53,706
Other income (loss)	888	(99)	789	(536)	317	499	280	-	1,069
Finance items
Finance income	193	116	309	-	60	-	60	252	621
Finance costs	(2,731)	(136)	(2,867)	(77)	(137)	(21)	(235)	-	(3,102)
Net earnings (loss) before taxes	20,149	4,951	25,100	44,192	(7,176)	(3,791)	33,225	(6,031)	52,294
Current income tax expense	(5,209)	(1,832)	(7,041)	(5,735)	-	-	(5,735)	-	(12,776)
Deferred tax (expense) recovery	(2,298)	426	(1,872)	(3,094)	-	-	(3,094)	-	(4,966)
Net earnings (loss)	12,642	3,545	$16,187	$35,363	($7,176)	($3,791)	$24,396	($6,031)	$34,552
Expenditures on:
Mining interest	9,051	2,975	$12,026	$7,850	$1,642	$66	$9,558	-	$21,584
Property, plant and equipment	(1,246)	645	(601)	$4,879	$408	-	5,287	-	4,686
Total capital expenditures	$7,805	$3,620	$11,425	$12,729	$2,050	$66	$14,845	$-	$26,270
As at June 30, 2017

Total assets	$442,927	$207,228	$650,155	512,077	78,830	9,960	$600,867	147,548	$1,398,570
Total liabilities	$156,438	$38,543	194,981	144,503	31,916	7,012	$183,431	7,277	385,689

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Six months ended June 30, 2017
			Total				Total
			Canadian		Northern		Australian
	Macassa Mine	Holt Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$122,412	$68,209	$190,621	$143,666	$24,135	$-	$167,801	$-	$358,422
Production costs	(50,831)	(36,823)	(87,654)	(34,334)	(31,548)	-	(65,881)	-	(153,535)
Royalty expense	(2,824)	(4,455)	(7,279)	(2,797)	-	-	(2,797)	-	(10,076)
Depletion and depreciation	(19,107)	(10,242)	(29,349)	(37,919)	(4,078)	-	(41,997)	(2)	(71,348)
Earnings (loss) from mine operations	49,650	16,689	66,339	68,616	(11,491)	-	57,126	(2)	123,463
Expenses
General and administrative	-	-	-	-	(37)	-	(37)	(12,187)	(12,224)
Exploration and evaluation	(5,185)	(4,343)	(9,528)	(8,029)	(2,075)	(1,247)	(11,351)	-	(20,879)
Care and maintenance	-	(1,847)	(1,847)	-	(1,062)	(6,271)	(7,333)	-	(9,180)
Earnings (loss) from operations	44,465	10,499	54,964	60,587	(14,665)	(7,518)	38,405	(12,189)	81,180
Other (loss) income	998	($188)	810	(479)	353	584	458	29	1,298
Finance items
Finance income	387	$215	602	-	60	-	60	531	1,193
Finance costs	(5,650)	($273)	(5,923)	(159)	(267)	(52)	(478)	-	(6,401)
Net earnings (loss) before taxes	40,200	10,253	50,453	59,949	(14,519)	(6,986)	38,445	(11,629)	77,270
Current income tax expense	(5,792)	($3,887)	(9,679)	(9,935)	-	961	(8,974)	232	(18,421)
Deferred tax recovery (expense)	(3,719)	($3,703)	(7,422)	(3,808)	-	-	(3,808)	85	(11,145)
Net earnings (loss)	30,689	2,663	$33,352	$46,206	($14,519)	($6,025)	$25,663	($11,312)	$47,704
Expenditures on:
Mining interest	16,422	7,904	24,326	$15,361	$5,192	$145	$20,698	-	$45,024
Property, plant and equipment	2,485	1,872	4,357	$7,128	$1,201	-	8,329	-	12,686
Total capital expenditures	18,907	9,776	28,683	22,489	6,393	145	29,027	-	$57,710
As at June 30, 2017
Total assets	$442,927	$207,228	$650,155	512,077	78,830	9,960	$600,867	147,548	$1,398,570
Total liabilities	$156,438	$38,543	194,981	144,503	31,916	7,012	$183,431	7,277	$385,689

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Three months ended June 30, 2016 (Restated Note 2)
			Total				Total
			Canadian		Northern		Australian
	Macassa Mine	Holt Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$52,689	$39,000	$91,689	$-	$-	$-	$-	$-	$91,689
Production costs	(26,723)	(21,451)	(48,174)	-	-	-	-	-	(48,174)
Royalty expense	(1,345)	(2,326)	(3,671)	-	-	-	-	-	(3,671)
Depletion and depreciation	(7,242)	(4,350)	(11,592)	-	-	-	-	-	(11,592)
Earnings from mine operations	17,379	10,873	28,252	-	-	-	-	-	28,252
Expenses
General and administrative	-	-	-	-	-	-	-	(4,992)	(4,992)
Exploration and evaluation	(2,378)	(826)	(3,204)	-	-	-	-	-	(3,204)
Earnings (loss) from operations	15,001	10,047	25,048	-	-	-	-	(4,992)	20,056
Other (loss) income	-	-	-	-	-	-	-	(340)	(340)
Finance items
Finance income	-	-	-	-	-	-	-	193	193
Finance costs	-	-	-	-	-	-	-	(2,893)	(2,893)
Net earnings (loss) before taxes	15,001	10,047	25,048	-	-	-	-	(8,032)	17,016
Current income tax expense	348	(738)	(390)	-	-	-	-	-	(390)
Deferred tax recovery (expense)	(3,524)	(2,460)	(5,984)	-	-	-	-	-	(5,984)
Net earnings (loss)	$11,825	$6,849	$18,674	$-	$-	$-	$-	($8,032)	$10,642
Expenditures on:
Mining interest	8,766	5,791	$14,557	$-	$-	$-	$-	$-	$14,557
Property, plant and equipment	1,395	368	1,763	-	-	-	-	-	1,763
Total capital expenditures	10,161	6,159	$16,320	$-	$-	$-	$-	$-	$16,320
As at December 31, 2016
Total assets	$437,291	$200,580	$637,871	$80,618	$67,708	$11,709	$160,035	$500,788	$1,298,694
Total liabilities	$177,360	$39,943	$217,303	$23,602	$27,274	$11,372	$62,248	$113,229	$392,780

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

Six months ended June 30, 2016 (Restated Note 2)
			Total				Total
			Canadian		Northern		Australian
	Macassa Mine	Holt Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$98,609	$73,006	$171,615	$ -	$ -	$ -	$ -	$ -	$171,615
Production costs	(47,868)	(43,021)	(90,889)	-	-	-	-	-	(90,889)
Royalty expense	(2,601)	(4,224)	(6,825)	-	-	-	-	-	(6,825)
Depletion and depreciation	(14,008)	(8,291)	(22,299)	-	-	-	-	-	(22,299)
Earnings from mine operations	34,132	17,470	51,602	-	-	-	-	-	51,602
Expenses
General and administrative	-	-	-	-	-	-	-	(8,080)	(8,080)
Exploration and evaluation	(3,747)	(1,336)	(5,083)	-	-	-	-	-	(5,083)
Care and maintenance	-	(20)	(20)	-	-	-	-	-	(20)
Earnings (loss) from operations	30,385	16,114	46,499	-	-	-	-	(8,080)	38,419
Other (loss) income	-	-	-	-	-	-	-	(1,643)	(1,643)
Finance items
Finance income	-	20	20	-	-	-	-	324	344
Finance costs	-	(317)	(317)	-	-	-	-	(5,287)	(5,604)
Net earnings (loss) before taxes	30,385	15,817	46,202	-	-	-	-	(14,686)	31,516
Current income tax expense	(184)	(1,100)	(1,284)	-	-	-	-	-	(1,284)
Deferred tax recovery (expense)	(6,519)	(3,955)	(10,474)	-	-	-	-	-	(10,474)
Net earnings (loss)	$23,682	10,762	$34,444	$-	$-	$-	$-	($14,686)	$19,758
Expenditures on:
Mining interest	$17,175	$9,559	$26,734	$-	$-	$-	$-	$-	$26,734
Property, plant and equipment	1,985	950	2,935	-	-	-	-	-	2,935
Total capital expenditures	$19,160	$10,509	$29,669	$-	$-	$-	$-	$-	$29,669

As at December 31, 2016
Total assets	$437,291	$200,580	$637,871	$80,618	$67,708	$11,709	$160,035	$500,788	$1,298,694
Total liabilities	$177,360	$39,943	$217,303	$23,602	$27,274	$11,372	$62,248	$113,229	$392,780

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED June 30, 2017 AND 2016
(unaudited – stated in thousands of United States Dollars, except per share amounts and where otherwise noted)

17.	FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at June 30, 2017 and December 31, 2016 are as follows:

As at	June 30, 2017	December 31, 2016
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$267,380	$234,898
Restricted cash	21,112	20,042
Warrant investment	765	-
	$289,257	$254,940
Loans and receivables, measured at amortized cost
Trade and other receivable	$3,895	$1,716
Available for sale, measured at fair value through Other Comprehensive Income
Investments in public and private companies	$17,805	$5,885
Financial Liabilities

Other financial liabilities, measured at fair value
Share based liabilities	$1,360	$436
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$76,119	$72,076
Convertible unsecured debentures	$46,400	$84,961

Fair values of financial instruments

The fair values of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities, approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the condensed consolidated interim statement of financial position is as follows:

As at	June 30, 2017	December 31, 2016
Level 1
Cash and cash equivalents	$267,380	$234,898
Restricted cash	$21,112	20,042
Available for sale investments - publicly traded	$15,633	1,686
Level 2
Warrant investment	$765	-
Level 3
Available for sale investments - privately held	$2,171	$4,199

The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1, Level 2, and Level 3 input financial instruments.